SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A. Corporate Taxpayer’s ID (CNPJ/MF) N.º 76.535.764/0001-43 Corporate Registry ID (NIRE) 53.3.0000622–9 Publicly-held Company	COARI PARTICIPAÇÕES S.A. Corporate Taxpayer’s ID (CNPJ/MF) N.º 04.030.087/0001-09 Corporate Registry ID (NIRE) 35.3.0018062-3 Publicly-held company

RELEVANT FACT

Brasil Telecom S.A (“BrT”) and Coari Participações S.A. (“Coari”) inform their shareholders and the market in general that the Extraordinary General Meetings called for January 6, 2010 to approve the share exchange between BrT and Coari will be postponed until the proceedings with the Securities and Exchange Commission (SEC) to register the shares of Coari to be issued as a result of the share exchange with BrT have been concluded. The Companies will, as soon as possible, inform their shareholders of the new date when the meetings will take place.

Rio de Janeiro, December 23, 2009.

Brasil Telecom S.A

Coari Participações S.A.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2009

BRASIL TELECOM S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer